Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

Balance Sheet
August 31, 2016

Assets

Cash	$	104,910
Other assets		1,030
Total assets	$	105,940

Liabilities and Member's Capital

Accrued expenses	$	9,850
Due to parent company		8,563
Total liabilities		18,413
Member's capital		87,527
Total liabilities and member's capital	$	105,940

The accompanying notes are an integral part of this balance sheet.